United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of January, 2010

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: January 21, 2010

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, January 21, 2010	www.gruma.com

EFFECTS OF THE INCOME TAX AND FISCAL

CONSOLIDATION REFORM IN MEXICO

Monterrey, N.L., Mexico, January 21, 2010. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announced today that the new fiscal reforms in Mexico, which were effective as of January 1, 2010 , particularly regarding the income-tax and fiscal consolidation under the Income Tax Law, will have the following effects on GRUMA:

  Regarding the modification to the rate applicable to companies, from 28% to 30%, GRUMA considers that this will have the marginal impact on the rate change in GRUMA's subsidiaries' fiscal burden with operations in Mexico, and will not affect the subsidiaries that operate outside of Mexico, as a consequence, it will not affect in a significant way its results of operation and financial condition.

  Regarding the reforms in fiscal consolidation, GRUMA estimates that the planned deferred tax payments of approximately $30 million pesos in 2015, $100 million pesos in 2016, $190 million pesos in 2017, and $180 million pesos in 2018, will be paid by 2010, 2011, 2012 and 2013 respectively, which payments will have a negative cash-flow impact for those years.

GRUMA continues with the evaluation process, however, to validate the aforementioned effects, which could change .

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2008, GRUMA had net sales of US$3.2 billion, of which 71% came from non-Mexican operations.